# 3

## Third Quarter Report
## for the period ended September 30, 2003

 **Russel Metals Inc.**

1900 Minnesota Court, Suite 210, Mississauga, Ontario L5N 3C9
Tel: (905) 819-7777    Fax: (905) 819-7409    www.russelmetals.com    e-mail: info@russelmetals.com

# RUSSEL METALS INC.
# REPORT TO SHAREHOLDERS

---

## THIRD QUARTER FINANCIAL RESULTS

We are pleased to report adjusted net earnings from continuing operations of $6.6 million or $0.14 per common share were recorded for the third quarter ended September 30, 2003. These results were stronger than the previous two quarters and Acier Leroux was a positive factor in the improvement. The Company recorded pretax restructuring costs of $3.6 million for the rationalization of Russel Metals duplicate facilities created by the acquisition of Acier Leroux in the third quarter of 2003. This reduced earnings per share by $0.05, after tax. There was a further $0.02 per common share charge for the U.S. operations of Acier Leroux, which Russel Metals has accounted for as discontinued operations. Net earnings after the restructuring costs and discontinued operations were $3.7 million or $0.07 per common share. In the third quarter of 2002, the Company reported adjusted net earnings of $10.4 million or $0.26 per common share.

The service center results for the third quarter of 2003 include the Canadian Acier Leroux operations for nine-weeks ended September 6, 2003. The results for the last three weeks of September for Acier Leroux will be reported in our fourth quarter. We are pleased to report that the Canadian operations of Acier Leroux have generated a profit net of the interest expense related to the Acier Leroux acquisition for the nine-weeks to September 6, 2003 and the unreported period to September 30, 2003. The Acier Leroux earnings from operations before interest and taxes included in the service center segment for the third quarter 2003, were $3.4 million, which generated net earnings of approximately $1.0 million after related interest and taxes, and equates to $0.02 per common share on total Russel Metals' shares outstanding. The Acier Leroux net earnings have been accretive in every month since the acquisition in absolute dollars of earnings and the earnings per common share have not been diluted factoring in the 3.5 million shares issued to acquire Acier Leroux.

The costs associated with the rationalization of the Acier Leroux operations have been absorbed by the discount from book value originally paid by Russel Metals. These expenses are not reflected in the income statement. The Acier Leroux adjustments to fair value and rationalization costs exceeded the purchase discount, and preliminary goodwill of $3.9 million has been recognized on the balance sheet.

The costs related to the rationalization of the Russel Metals owned operations created by the geographic overlap with Acier Leroux have been identified separately as a charge to income and actions taken in the third quarter of 2003 are reflected as restructuring costs in this period. Canadian generally accepted accounting principles requires the expensing of these charges and does not allow for the accrual of the anticipated costs of restructuring and thus the Company anticipates there will be smaller charges in each of the next two quarters related to the restructuring of Russel Metals' operations caused by the Acier Leroux transaction. The restructuring costs in the third quarter of 2003 were $3.6 million

mainly related to the announced closing of Russel Metals' Lachine, Quebec operation. This equates to $2.3 million or $0.05 per common share after the tax recovery.

Russel Metals' acquisition costs for Acier Leroux were slightly higher than indicated in the offering document caused by the Russel Metals share price trading above the original strike price of $5.10 per share. The Russel Metals' share price when the transaction closed was $5.63. The total investment in Acier Leroux was approximately $197.8 million including transactions costs and the 3,546,874 common shares issued. At the end of the third quarter, the net short-term bank borrowing primarily used to fund the acquisition had been dramatically reduced to $120.7 million. This level of borrowing is expected to be reduced further over the next two quarters and the company expects to achieve a debt to equity ratio of approximately one to one in 2004.

The construction of the B&T Steel facility in Stoney Creek, Ontario is currently on schedule to be fully operational in the first quarter of 2004, and is targeted to be completed for less than the $29.0 million that had been projected. In 2003, the Company has included $11.9 million in fixed assets purchased related to this facility.

The Board of Directors declared an increased quarterly common share dividend in the amount of $0.08, payable December 15, 2003. The Company's amount available to make restricted payments under our U.S. Note Debenture, which includes common share dividends increased to $27.5 million or $0.66 per share.

## OUTLOOK

The improved results in the third quarter compared with the previous two quarters resulted from the acquisition of Acier Leroux, more stable steel pricing and the seasonal pickup in the energy sector.

Current indications are that we anticipate continued improvement in all three sectors of our business in the fourth quarter. An ongoing concern, especially in our service center operations, has been the strengthening of the Canadian dollar against the U.S. dollar, which has appreciated over 20% since January 1, 2003; however, to-date we have been able to maintain our margins and our revenue. The main concern is what impact this will have on our customers' businesses.

The continued integration of Russel Metals and Acier Leroux which commenced in the third quarter is expected to generate higher profits and further reductions in working capital employed. The rationalization of Russel Metals and Acier Leroux is on schedule to be substantially completed by early 2004.

The short-term borrowing position of $120.7 million at September 30, 2003 was slightly better than management's expectations at the beginning of the quarter. This reduction in borrowings will continue for the fourth quarter with short-term borrowings expected to be approximately $100 million by year-end.

**E.M. Siegel, Jr.**
President and Chief Executive Officer

# RUSSEL METALS INC.
## CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

| ($000) | September 30, 2003 | Dec. 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | **$ 23,075** | $ 25,068 |
| Accounts receivable | **282,888** | 201,675 |
| Inventories | **310,706** | 329,415 |
| Prepaid expenses and other assets | **6,422** | 6,077 |
| Income taxes recoverable | **13,177** | 1,306 |
| Discontinued operations (Note 4) | **5,270** | - |
| | **641,538** | 563,541 |
| | | |
| **Property, Plant and Equipment** | **178,260** | 110,512 |
| **Assets Held For Sale (Note 4)** | **6,415** | - |
| **Deferred Financing Charges** | **3,871** | 4,962 |
| **Goodwill (Note 4)** | **6,193** | 2,709 |
| **Future Income Tax Assets** | **10,013** | 10,698 |
| **Other Assets** | **2,434** | 3,172 |
| | **$ 848,724** | $ 695,594 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Bank indebtedness | **$ 143,806** | $ 21,141 |
| Accounts payable and accrued liabilities | **205,110** | 188,585 |
| Current income taxes payable | **1,897** | 2,487 |
| Discontinued operations (Note 4) | **7,428** | - |
| | **358,241** | 212,213 |
| **Long-Term Debt** | **186,106** | 212,602 |
| **Pensions and Benefits** | **12,980** | 9,590 |
| **Future Income Tax Liabilities** | **17,637** | 8,749 |
| | **574,964** | 443,154 |
| | | |
| **Shareholders' Equity** | | |
| Preferred shares | **30,000** | 30,000 |
| Shareholders' equity (Note 7) | **243,760** | 222,440 |
| | **273,760** | 252,440 |
| | **$ 848,724** | $ 695,594 |

On Behalf of the Board,

(Signed) Carl R. Fiora                (Signed) Arni C. Thorsteinson

Director                          Director

# RUSSEL METALS INC.
## CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
### (UNAUDITED)

| ($000, except per share data and number of shares) | Quarters ended September 30, 2003 | 2002 | Nine months ended September 30, 2003 | 2002 |
|---|---|---|---|---|
| **Segment Revenues** | | | | |
| Service center distribution | $ **249,794** | $ 190,613 | $ **636,352** | $ 563,223 |
| Energy sector distribution | **76,699** | 75,758 | **231,640** | 217,301 |
| Steel import/export | **61,917** | 103,242 | **222,184** | 260,364 |
| Other | **4,080** | 4,466 | **9,091** | 10,577 |
| | $ **392,490** | $ 374,079 | $ **1,099,267** | $1,051,465 |
| | | | | |
| **Segment Operating Profits** | | | | |
| Service center distribution | $ **10,868** | $ 9,063 | $ **24,388** | $ 24,481 |
| Energy sector distribution | **3,506** | 3,300 | **9,159** | 10,114 |
| Steel import/export | **3,059** | 9,982 | **9,192** | 20,326 |
| Other | **1,696** | 2,119 | **2,086** | 3,839 |
| Corporate expenses | **(1,884)** | (2,616) | **(6,370)** | (6,868) |
| **Earnings before the following** | **17,245** | 21,848 | **38,455** | 51,892 |
| Restructuring (Note 8) | **(3,597)** | - | **(3,597)** | - |
| Foreign exchange gain (loss) | **-** | (671) | **348** | 68 |
| Interest expense (Note 5) | **(6,463)** | (5,069) | **(16,438)** | (15,139) |
| **Earnings before income taxes** | **7,185** | 16,108 | **18,768** | 36,821 |
| Provision for income taxes | **(2,871)** | (6,128) | **(7,292)** | (14,225) |
| **Net earnings from continuing operations** | **4,314** | 9,980 | **11,476** | 22,596 |
| Loss from discontinued operations (Note 4) | **(652)** | - | **(652)** | - |
| **Net earnings** | **3,662** | 9,980 | **10,824** | 22,596 |
| | | | | |
| **Retained earnings --** | | | | |
| | | | | |
| Dividends on preferred shares | **(563)** | (563) | **(1,688)** | (1,688) |
| | | | | |
| **Earnings available to common shareholders** | **3,099** | 9,417 | **9,136** | 20,908 |
| Dividends on common shares | **(2,921)** | (2,282) | **(8,258)** | (4,182) |
| Retained earnings, beginning of the period | **106,558** | 94,929 | **105,858** | 100,461 |
| Adjustment for goodwill impairment | **-** | - | **-** | (15,123) |
| **Retained earnings, end of the period** | $ **106,736** | $ 102,064 | $ **106,736** | $ 102,064 |
| | | | | |
| **Basic earnings per common share** | | | | |
| **continuing operations** | $ **0.09** | $ 0.25 | $ **0.25** | $ 0.55 |
| **Basic earnings per common share** | $ **0.07** | $ 0.25 | $ **0.23** | $ 0.55 |
| **Diluted earnings per common share** | | | | |
| **continuing operations** | $ **0.09** | $ 0.24 | $ **0.24** | $ 0.53 |
| **Diluted earnings per common share** | $ **0.07** | $ 0.24 | $ **0.23** | $ 0.53 |

# RUSSEL METALS INC.
## CONSOLIDATED CASH FLOW STATEMENTS
### (UNAUDITED)

| ($000) | Quarters ended September 30, 2003 | Quarters ended September 30, 2002 | Nine months ended September 30, 2003 | Nine months ended September 30, 2002 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net earnings from continuing operations | $ **4,314** | $ 9,980 | $ **11,476** | $ 22,596 |
| Depreciation and amortization | **4,292** | 3,751 | **11,493** | 11,415 |
| Restructuring | **3,438** | - | **3,438** | - |
| Future income taxes | **283** | 3,905 | **720** | 8,823 |
| Loss (gain) on sale of fixed assets | **6** | (11) | **14** | 23 |
| Foreign exchange loss (gain) | **-** | 671 | **-** | (68) |
| Cash from operating activities before working capital | **12,333** | 18,296 | **27,141** | 42,789 |
| **Changes in non-cash working capital items** | | | | |
| Accounts receivable | **8,291** | (14,851) | **(16,156)** | (34,190) |
| Inventories | **38,200** | (29,712) | **87,035** | (13,766) |
| Accounts payable and accrued liabilities | **(10,915)** | 14,917 | **(22,743)** | 33,608 |
| Current income taxes | **1,207** | (1,965) | **(319)** | 1,137 |
| Other | **330** | 637 | **1,227** | 402 |
| Change in non-cash working capital | **37,113** | (30,974) | **49,044** | (12,809) |
| **Cash from (used in) operating activities** | **49,446** | (12,678) | **76,185** | 29,980 |
| **Financing activities** | | | | |
| Increase in bank borrowing | **143,806** | 6,125 | **122,665** | 6,125 |
| Issue of common shares | **174** | 26 | **605** | 241 |
| Dividends on common shares | **(2,921)** | (2,282) | **(8,258)** | (4,182) |
| Dividends on preferred shares | **(563)** | (563) | **(1,688)** | (1,688) |
| **Cash from financing activities** | **140,496** | 3,306 | **113,324** | 496 |
| **Investing activities** | | | | |
| Purchase of businesses (Note 4) | **(171,016)** | (17,019) | **(171,016)** | (21,406) |
| Purchase of fixed assets | **(9,580)** | (3,512) | **(20,032)** | (8,911) |
| Proceeds on sale of fixed assets | **816** | 36 | **961** | 2,269 |
| Other | **(4,307)** | 3,239 | **(763)** | 909 |
| **Cash used in investing activities** | **(184,087)** | (17,256) | **(190,850)** | (27,139) |
| **Discontinued operations** | | | | |
| Operating activities (Note 4) | **(652)** | - | **(652)** | - |
| **Cash used in discontinued operations** | **(652)** | - | **(652)** | - |
| **Increase (decrease) in cash** | **5,203** | (26,628) | **(1,993)** | 3,337 |
| Cash position, beginning of the period | **17,872** | 47,116 | **25,068** | 17,151 |
| **Cash position, end of the period** | $ **23,075** | $ 20,488 | $ **23,075** | $ 20,488 |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**SEPTEMBER 30, 2003**

1. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2002 annual consolidated financial statements except as noted in note 2. These interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements including notes thereto. These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2. Change in Accounting Policies

   On March 21, 2003, the Canadian Institute of Chartered Accountants issued two Emerging Issues Committee Abstracts, E1C-134 Accounting for Severance and Termination Benefits and E1C-135 Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring). These standards have been applied to the restructuring associated with the acquisition of Acier Leroux inc. (see Note 8). Effective with the Acier Leroux acquisition, the Company adopted the new Canadian accounting standard for the disposal of long-lived assets and discontinued operations. This standard has been applied to the U.S. operations of Acier Leroux (see Note 4).

3. Economic Cycle

   All three of the metals operating segments are significantly affected by economic cycles. Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March. For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4. Acquisition

   On July 3, 2003, the Company successfully completed its offers to purchase Acier Leroux inc. Acier Leroux Class A multiple voting shares validly tendered under the offer represented 99.52% of the issued and outstanding Class A shares. Acier Leroux Class B subordinate voting shares validly tendered under the offer represented 97.53% of the issued and outstanding Class B shares. Acier Leroux debentures validly tendered under the offer represented 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures not acquired in the offer.

   The Company issued 3,546,874 shares and paid $65,631,000 in cash in consideration for the shares and debentures tendered under the offer.

   On August 19, 2003, the Company, under the provisions of the *Companies Act* (Quebec), acquired the remaining shares of Acier Leroux for $1,190,000 in cash. On August 27, 2003, Acier Leroux redeemed the debentures not acquired in the offer.

The acquisition was accounted for using the purchase method and the results of its operations have been consolidated in the service center segment for the nine-week period since the date of acquisition to September 6, 2003. As disclosed in its May 14, 2003 Offering Circular, the Company has adopted a formal plan to dispose of the U.S. operations of Acier Leroux and accordingly these operations have been classified as discontinued operations. These discontinued operations generated revenue of $1.9 million for the nine-week period ending September 6, 2003.

Net assets acquired at preliminary fair values are as follows:

| *($000)* | |
|---|---:|
| Accounts receivable | $ 73,026 |
| Inventory | 82,931 |
| Fixed assets | 62,579 |
| Other assets | 2,212 |
| Accounts payable | (45,167) |
| Taxes recoverable | 11,533 |
| Unallocated purchase price - preliminary goodwill | 3,871 |
| Net identifiable assets - continuing operations | 190,985 |
| Discontinued operations | 6,830 |
| Debt assumed, net of cash | (123,956) |
| Net assets acquired | $ 73,859 |
| | |
| Consideration: | |
|   Cash | $ 50,137 |
|   Russel Metals common shares | 19,969 |
|   Transaction costs, net of taxes | 3,753 |
| Total consideration | $ 73,859 |

The final purchase price allocation is expected to be completed during the fourth quarter of 2003 with the final unallocated purchase price recorded as non-tax deductible goodwill.

5.    Interest Expense

| | Quarters Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| *($000)* | **2003** | 2002 | **2003** | 2002 |
| Interest on long-term debt | **$4,583** | $5,121 | **$14,369** | $15,417 |
| Other interest expense (income) | **1,880** | (52) | **2,069** | (278) |
| Total interest | **$6,463** | $5,069 | **$16,438** | $15,139 |

Interest paid/(received) in the quarter ended September 30, 2003 was $1,295,000 (2002 : ($177,000)) and for the nine months ended September 30, 2003 was $10,908,000 (2002 : $9,945,000).

6.    Stock-based Compensation

During the quarters ended September 30, 2003 and 2002, the Company did not issue any new stock options. The assumptions used in the Black Scholes option-pricing model are not materially different from those disclosed in Note 11 to the 2002 annual consolidated financial statements.

Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

| ($000, except per share data) | Quarters Ended September 30, 2003 | 2002 | Nine Months Ended September 30, 2003 | 2002 |
|---|---|---|---|---|
| Net earnings for the period | $3,483 | $ 9,787 | $10,293 | $22,025 |
| Basic earnings per common share | $ 0.07 | $ 0.24 | $ 0.22 | $ 0.54 |
| Diluted earnings per common share | $ 0.07 | $ 0.23 | $ 0.22 | $ 0.52 |

7.    Shareholders' Equity

a)    The components of shareholders' equity as at September 30 are as follows:

| ($000) | 2003 | 2002 |
|---|---|---|
| Common shares | $ 142,898 | $ 122,312 |
| Retained earnings | 106,736 | 102,064 |
| Cumulative translation adjustment | (5,874) | (5,734) |
| | $ 243,760 | $ 218,642 |

b)    The number of common shares issued and outstanding as at September 30 was as follows:

| | 2003 Number | Amount ($000) | 2002 Number | Amount ($000) |
|---|---|---|---|---|
| Balance June 30 | 38,175,601 | $122,755 | 38,045,501 | $122,286 |
| Shares issued - Leroux acquisition | 3,546,874 | 19,969 | - | - |
| Stock options exercised | 42,600 | 174 | 7,500 | 26 |
| Balance September 30 | 41,765,075 | $142,898 | 38,053,001 | $122,312 |

| | Quarters Ended September 30, 2003 | 2002 | Nine Months Ended September 30, 2003 | 2002 |
|---|---|---|---|---|
| Average for the period | | | | |
| Basic | 41,659,794 | 38,049,479 | 39,309,965 | 38,013,745 |
| Diluted | 44,881,394 | 40,085,979 | 42,185,898 | 39,832,912 |

8.    Restructuring

During the third quarter of 2003, a restructuring charge of $3,597,000 was recorded relating to the severance, employee benefits and termination costs of the closure of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  These costs primarily relate to the closure of the Russel Metals' Lachine, Quebec location.  Operations are expected to cease at this location on December 31, 2003, at which time the building will be held for sale.  The continuity of the restructuring provision is as follows:

| *($000)* | Special Termination Costs | Contract Termination Costs | Other | Total |
|---|---|---|---|---|
| Restructuring charged in the period | $ 518 | $1,566 | $1,513 | $3,597 |
| Cash payments | 46 | 82 | 31 | 159 |
| Balance at end of period | $ 472 | $1,484 | $1,482 | $3,438 |

9.    Income Taxes

Income taxes paid for the three months ended September 30, 2003 was $1,342,000 (2002 - $2,287,000) and for the nine months ended September 30, 2003 was $6,882,000 (2002 - $4,749,000)

# RUSSEL METALS INC.
## MANAGEMENT'S DISCUSSION AND ANALYSIS
### FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the accompanying condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2003 and 2002, the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2002, including the notes thereto contained in the fiscal 2002 annual report of the Company. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of what the Company's results will be for the full year. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

The Management's Discussion and Analysis includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies. The Company's definition of gross margins, segment operating profits, EBITA, coverage ratio, and inventory turns are provided in the sections where used.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

## Results of Operations

The following table provides a summary of revenues, segment operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) and gross margins (revenue minus cost of sales) as a percentage of revenues for Russel Metals' operating segments.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the Company's 2002 Consolidated Financial Statements.

| (in thousands of dollars, except percentages) | Quarters Ended September 30, | | | Nine Months Ended September 30, | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2003 | 2002 | 2003 Change as a % of 2002 | 2003 | 2002 | 2003 Change as a % of 2002 |
| *Segment Revenues* | | | | | | |
| Service center distribution | $249,794 | $190,613 | 31.0% | $636,352 | $ 563,223 | 13.0% |
| Energy sector distribution | 76,699 | 75,758 | 1.2% | 231,640 | 217,301 | 6.6% |
| Steel import/export | 61,917 | 103,242 | (40.0%) | 222,184 | 260,364 | (14.7%) |
| Other | 4,080 | 4,466 | (8.6%) | 9,091 | 10,577 | (14.0%) |
| | $392,490 | $374,079 | 4.9% | $1,099,267 | $1,051,465 | 4.5% |
| *Segment Operating Profits* | | | | | | |
| Service center distribution | $ 10,868 | $ 9,063 | 19.9% | $ 24,388 | $ 24,481 | (0.4%) |
| Energy sector distribution | 3,506 | 3,300 | 6.2% | 9,159 | 10,114 | (9.4%) |
| Steel import/export | 3,059 | 9,982 | (69.4%) | 9,192 | 20,326 | (54.8%) |
| Other | 1,696 | 2,119 | (20.0%) | 2,086 | 3,839 | (45.7%) |
| Corporate expenses | (1,884) | (2,616) | 28.0% | (6,370) | (6,868) | 7.3% |
| Earnings from continuing operations | $ 17,245 | $ 21,848 | (21.1%) | $ 38,455 | $ 51,892 | (25.9%) |
| *Segment Gross Margins as a % of Revenues* | | | | | | |
| Service center distribution | 26.0% | 27.3% | | 26.0% | 26.8% | |
| Energy sector distribution | 12.0% | 12.7% | | 11.0% | 13.4% | |
| Steel import/export | 10.7% | 15.6% | | 9.9% | 14.2% | |
| Total | 21.3% | 21.6% | | 19.9% | 21.3% | |
| *Segment Operating Profits as a % of Revenues* | | | | | | |
| Service center distribution | 4.4% | 4.8% | | 3.8% | 4.3% | |
| Energy sector distribution | 4.6% | 4.4% | | 4.0% | 4.7% | |
| Steel import/export | 4.9% | 9.7% | | 4.1% | 7.8% | |
| Earnings from continuing operations | 4.4% | 5.8% | | 3.5% | 4.9% | |

**Service Center Distribution**

**a)      Description of operations**

The Company provides processing and distribution services to a broad base of more than 15,000 end users through a network of 59 Canadian and 4 U.S. locations.  The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and processes and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Ennisteel, Leroux Steel, Russel Leroux, Poutrelles Delta and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.   The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

On July 3, 2003, the Company completed its acquisition of Acier Leroux inc.   Management is in the final stages of a plan to merge the two operations.  The employees at the Acier Leroux Dartmouth, Nova Scotia location have been informed that the location will be closed at the end of 2003.  Management is still reviewing the locations in Ontario and Quebec to consider additional closures.  Prior to its acquisition, Acier Leroux was a public company with sales of approximately $471 million for the year prior to the acquisition date.   Sales from Acier Leroux Canadian operations for such period were approximately $401 million.  The balance of the revenue was from U.S. operations, which the Company has a plan to discontinue.

Acier Leroux specializes in the processing and distribution of steel products including reinforcing steel, steel bars, angles, channels, beams, tubing, pipes, plates and hot rolled sheets from service center locations mainly in Ontario, Quebec, New Brunswick and Nova Scotia.

In September 2002, the Company purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel.  This operation has been combined with the Russel Metals Bahcall operations.  Williams Steel had sales of approximately $49 million for the year prior to the acquisition date.

**b) Factors affecting results**

External –

- steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.

- demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.

- product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.

- trade sanctions initiated either by steel mills or the public sector in North America, and less directly worldwide.

- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions and the manufacturing sector in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal –

- the Company has a strong strategic network of branches across Canada, encompassing all provinces, thus declines in demand in one region may be countered by higher demands in other regions.

- many employees, including management, receive bonuses based on bottom line results; thus a portion of their compensation is variable and employees are motivated to maximize profitability.

- a large portion of the service center costs are fixed and are not reduced as volume declines, which can negatively impact results when demand weakens.

- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses. The above average turns mean the Company is able to reduce the impact of price changes and stabilize its earnings stream, which results in stronger earnings in a downturn and compared to our competitors slightly lower earnings increases when prices increase.

- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing and buying decisions.



**c)** **Acier Leroux operations**

The results of operations of Acier Leroux for the period from acquisition to September 6, 2003 have been consolidated in the Russel Metals service center operations. The U.S. operations are reported as discontinued operations and thus are not included in the service center segment.

Acier Leroux previously reported its results in thirteen-week quarters. Russel Metals has included only nine weeks to September 6, 2003. Russel Metals intends on converting the majority of Acier Leroux's operations to Russel Metals' computer system during the fourth quarter of 2003 and will include the period from September 6, 2003 to September 30, 2003 in the fourth quarter. Acier Leroux operations were profitable during this nine-week period and the unreported period to September 30, 2003.

**d)** **Service center segment results – Three Months Ended September 30, 2003 compared to Three Months Ended September 30, 2002**

Revenues in the third quarter of 2003 increased 31.0% due to the acquisition of Acier Leroux. Revenues from operations excluding Acier Leroux were approximately the same as the third quarter of 2002. The operations, excluding Acier Leroux, had slightly higher tons in the third quarter of 2003 compared to the third quarter of 2002, offset by lower selling prices per ton. The Atlantic and Quebec regions had lower tons with higher selling prices however the other regions experienced increased tons and lower selling prices. Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to experience weakness due to generally weak customer demand in the Wisconsin region. Gross margins decreased from 27.3% in the third quarter of 2002 to 26.0% in the third quarter of 2003. The decline relates to lower selling prices and inventory holding losses versus holding gains in 2002.



Service center operating profits in the third quarter of 2003 increased $1.8 million or 19.9% compared to the third quarter of 2002. This increase is a result of the acquisition of Acier Leroux partially offset by lower operating profits in certain of the remaining operations. The lower selling prices resulted in lower gross margin dollars. Operating expenses for the operations excluding Acier Leroux were reduced $1.5 million in the third quarter of 2003 compared to the third quarter of 2002.

Operating profits as a percentage of revenues in the third quarter of 2003 were 4.4% compared to 4.8% in the third quarter of 2002.



**e)** **Service center segment results – Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002**

Revenues for the nine months ended September 30, 2003 increased 13.0% due to the acquisition of Acier Leroux effective July 3, 2003 and the Williams acquisition in September 2002. The other operations had revenue approximately the same as the nine months ended September 30, 2002. Lower tons were offset by higher selling prices resulting in comparable revenue dollars. The Alberta and British Columbia regions had higher tons compared to the nine months ended September 30, 2002 whereas the other regions had reduced tons. Average selling price for the nine months ended September 30, 2003 have been higher than the comparable selling prices for 2002, as the higher mill prices did not impact 2002. Gross margins decreased from 26.8% for the nine months ended September 30, 2002 to 26.0% for the nine months ended September 30, 2003 due to higher inventory costs.

Service center operating profits in the nine months ended September 30, 2003 were comparable to the nine months ended September 30, 2002. The operating profits of Acier Leroux reported since acquisition offset the decline in the service center operations for the nine months ended September 30, 2003. The decline in the operations, excluding Acier Leroux, relates to lower gross margins and higher operating expenses in the nine months ended September 30, 2003. Operating expenses for the nine months ended September 30, 2003 were $1.9 million higher than the nine months ended September 30, 2002. Operating costs at Williams Bahcall, with the addition of Williams during September 2002, are approximately $4.0 million higher for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The other operations had expense reductions related to lower tons shipped.



Operating profits as a percentage of revenues in the nine months ended September 30, 2003 were 3.8% compared to 4.3% in the nine months ended September 30, 2002.

*Energy Sector Distribution*

**a)** **Description of operations**

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and pipe accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.



**b)** **Factors affecting results**

External –

- affected by economic cycles.
- significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.
- pricing is influenced by overall demand and by product availability.
- trade sanctions initiated either by steel mills or the public sector in North America.

Internal –

- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees' compensation is highly variable as it is based on profits, allowing the Company to be profitable throughout the cycle.



**c)** **Energy sector distribution results – Three Months Ended September 30, 2003 compared to Three Months Ended September 30, 2002**

Energy sector revenues increased 1.2% in the third quarter of 2003 compared to the third quarter of 2002. Stable oil and gas pricing and more rig activity for the third quarter of 2003 compared to the third quarter of 2002 have resulted in some volume increases for the oil country tubular operations in Western Canada. Comco Pipe, which distributes pipe, valves and fittings to other fluid handling industries as well as the energy sector and is heavily involved in project business, had decreased revenue of 45% in the third quarter of 2003 compared to the third quarter of 2002. Comco had significant revenues from large projects during 2002 that did not continue into 2003.

Energy sector operating profits increased by 6.2% in the third quarter of 2003, compared to the third quarter of 2002. The increase relates to higher volumes in the OCTG operations in Western Canada.





**d) Energy sector distribution results – Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002**

Energy sector revenues increased 6.6% in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. High oil and gas prices have resulted in more drilling activity for our customers for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. This activity has resulted in some volume increases for the oil country tubular operations in Western Canada.

Energy sector operating profits decreased by 9.4% in the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002. The decrease is related to lower volumes and profitability in our Comco operation, which distributes to the fluid handling industries, and weakness in the U.S. operations.

*Steel Import/Export*

**a) Description of operations**

Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States. It also exports steel from Canada and the United States. The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by the import/export operations are structural beam, plate, coils, pipe and tubing. The operations in this sector are Wirth Steel and Sunbelt Group.

**b) Factors affecting results**

External –
- trade sanctions initiated either by steel mills or the public sectors in North America.
- mill capacity by product line in North America.
- Canadian operations affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars.
- steel pricing is influenced by overall demand and by product availability both domestically and worldwide.
- demand is affected by economic cycles.

- supply side management practiced by steel producers in North America and international supply and demand, which impacts steel imports and significantly affects product availability.

Internal –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are significantly compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for sourcing supply.



Steel Import/Export Revenues
Three Months Ended September 30
$ millions

c)   **Steel import/export results – Three Months Ended September 30, 2003 compared to Three Months Ended September 30, 2002**

Steel import/export revenues decreased 40.0% in the third quarter of 2003 compared to the third quarter of 2002. Selling prices in the third quarter of 2003 have decreased compared to the high selling prices experienced in 2002. Product availability due to high demand in the Far East, uncertainty due to Canadian trade actions, increased production by North American producers and the lower U.S. dollar against other currencies contributed to the reduced revenue and gross margin in the third quarter of 2003 compared to the third quarter of 2002. Gross margins as a percent of revenue was 10.7% for the third quarter of 2003 and is a more normal level than the 15.6% reported for the third quarter of 2002. The high margins experienced in the third quarter of 2002 directly related to U.S. trade action which artificially induced mill price increases on flat rolled steel and lack of product from suppliers, who had temporarily banked their steel-making, resulted in higher selling prices and margins.



Steel Import/Export Operating Profits
Three Months Ended September 30
$ millions

Steel import/export operating profits decreased by 69.4% in the third quarter of 2003 compared to the third quarter of 2002. The return to more normal margins and lower demand both contributed to this decrease. The reduced revenues and gross margins resulted in operating profit as a percentage of revenue decreasing from 9.7% for the third quarter of 2002 to 4.9% for the third quarter of 2003.

d)   **Steel import/export results – Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002**

Steel import/export revenues decreased 14.7% in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. Volumes in the nine months ended September 30, 2003 were lower than the nine months ended September 30, 2002 due to low volumes in the third quarter of 2003 caused by weak demand in North America, product availability due to high demand in the Far East, excess



U.S. mill supply of certain products and the lower U.S. dollar. The gross margins as a percent of revenue at 9.9% for the nine months ended September 30, 2003 returned to more normal levels than those reported for the nine months ended September 30, 2002. The high margins experienced in the nine months ended September 30, 2002 related to mill price increases on flat rolled steel, which resulted in higher selling prices for inventories on hand.

As anticipated, due to lower activity the import/export operations have reduced their inventories by $66.4 million since December 31, 2002, when the inventory is seasonally high.



Steel import/export operating profits decreased by 54.8% in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The lower demand as well as the return to more normal margins contributed to this decrease. The gross margin decrease resulted in operating profit as a percentage of revenue decreasing from 7.8% for the nine months ended September 30, 2002 to 4.1% for the nine months ended September 30, 2003.

### *Other – Three Months Ended September 30, 2003 compared to Three Months Ended September 30, 2002*

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay. Revenue in the third quarter of 2003 was lower than the third quarter of 2002 due to decreased coal volumes.

### *Consolidated Results – Three Months Ended September 30, 2003 compared to Three Months Ended September 30, 2002*

The following table discloses earnings from ongoing operations net of income taxes, other costs net of income taxes and discontinued operations net of income taxes. Earnings per common share are disclosed to assist the reader in determining results from ongoing operations.

| (in thousands of dollars except per share data) | Quarters Ended September 30, 2003 | 2002 |
|---|---|---|
| | | |
| Earnings from continuing operations | $17,245 | $21,848 |
| Interest expense | (6,463) | (5,069) |
| Income tax expense on above | (4,202) | (6,383) |
| Earnings from continuing operations before other costs | 6,580 | 10,396 |
| | | |
| Other costs | | |
| Restructuring costs | (3,597) | - |
| Foreign exchange gain (loss) | - | (671) |
| Income taxes recoverable on other costs | 1,331 | 255 |
| | (2,266) | (416) |
| | | |
| Net earnings from continuing operations | 4,314 | 9,980 |
| | | |
| Net loss from discontinued operations | (652) | - |
| | | |
| Net earnings | $ 3,662 | $ 9,980 |
| | | |
| Basic earnings per common share from continuing operations before other costs | $ 0.14 | $ 0.26 |
| | | |
| Basic earnings per common share from continuing operations | $ 0.09 | $ 0.25 |
| | | |
| Basic earnings per common share after discontinued operations | $ 0.07 | $ 0.25 |

Earnings from continuing operations were $17.2 million in the third quarter of 2003, compared to $21.8 million for the third quarter of 2002. A significant operating profit decline in the steel import/export segment was offset by an increase in service centers operating profit due to the acquisition of Acier Leroux. Consolidated revenues for the entire Company increased by 4.9%, to $392.5 million, in the third quarter of 2003 compared to the third quarter of 2002. The revenue increase relates to the acquisition of Acier Leroux in the quarter.

Consolidated interest expense in the third quarter of 2003 increased $1.4 million compared to the third quarter of 2002. This is due to higher short-term debt outstanding related to the acquisition of Acier Leroux offset by lower exchange rates on U.S. denominated long-term debt in the third quarter of 2003 compared to the third quarter of 2002.

As part of the Acier Leroux acquisition and subsequent merger into its service center operations, Russel Metals locations are incurring restructuring costs related to plant closures, employee severances and inventory moves. Generally accepted accounting principles in Canada



Earnings from Operations
Three Months Ended September 30
$ millions

and the U.S. require that these charges be included in the income statement in the period that they occur. During the three months ended September 30, 2003, the Company recorded $3.6 million related to restructuring at Russel Metals' locations. During September 2003, the employees at the Russel Metals' Lachine, Quebec location were told that the location would be closed at the end of 2003. Employee severances and pension and benefits charges related to those employees have been accrued in the quarter. Employee related charges for Ontario and Atlantic region restructuring have also been recorded. The Company anticipates restructuring charges to be reported in subsequent quarters at levels lower than the $3.6 million reported during this quarter.

Income taxes in the third quarter of 2003 were $2.9 million compared to $6.1 million in the third quarter of 2002 due to lower earnings.

Net earnings from continuing operations for the third quarter of 2003 were $4.3 million compared to $10.0 million for the third quarter of 2002.

Net loss from discontinued operations was $652,000 for the three months ended September 30, 2003. The loss relates to the U.S. operations of Acier Leroux. Management of Acier Leroux had closed all U.S. branches except Plattsburg, New York prior to July 3, 2003. Russel Metals announced it would discontinue the U.S. operations of Acier Leroux at the time the Company made its offer. Subsequent to September 30, 2003, an assignment of the Company's interest in the Acier Leroux U.S. joint venture to an unrelated party was completed.

Basic earnings per common share from continuing operations before other costs for the third quarter of 2003 was $0.14 compared to $0.25 in 2002 and after other costs was $0.09 for the third quarter of 2003.

The weighted average number of common shares outstanding for the three months ended September 30, 2003 was 41,659,794 compared to 38,049,479 for the three months ended September 30, 2002. The increase relates to the common shares issued on the acquisition of Acier Leroux.

### *Consolidated Results – Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002*

Earnings from continuing operations were $38.5 million in the nine months ended September 30, 2003, compared to $51.9 million for the nine months ended September 30, 2002. Operating profits declined in all segments mainly related to gross margin declines. Consolidated revenues for the entire Company increased by 4.5%, to $1,099.3 million, in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.



**Earnings from Operations**
**Nine Months Ended September 30**
**$ millions**

Consolidated interest expense in the nine months ended September 30, 2003 increased $1.3 million compared to the nine months ended September 30, 2002. This is due to higher short-term debt outstanding related to higher working capital and the acquisition of Acier Leroux offset by lower exchange rates on U.S. denominated long-term debt in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The majority of the interest expense relates to the fixed term 10% Senior Notes and, thus does not fluctuate with prime borrowing rates available through the bank credit facility.

Income taxes in the nine months ended September 30, 2003 were $7.3 million compared to $14.2 million in the nine months ended September 30, 2002 due to lower earnings.

Net earnings from continuing operations for the nine months ended September 30, 2003 was $11.5 million compared to $22.6 million for the nine months ended September 30, 2002.

Basic earnings per common share from continuing operations before other costs for the nine months ended September 30, 2003 was $0.30 and for nine months ended September 30, 2002 was $0.55.

The weighted average number of common shares outstanding for the nine months ended September 30, 2003 was 39,309,965 compared to 38,013,745 for the nine months ended September 30, 2002.

*Interest Expense*



**Interest Expense**
**Three Months Ended September 30**
**$ millions**

The following table shows the components of interest expense.

| *(in thousands of dollars)* | Quarters Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Interest on long-term debt | **$4,583** | $5,121 | **$14,369** | $15,417 |
| Other interest (income) | **1,880** | (52) | **2,069** | (278) |
| Total interest | **$6,463** | $5,069 | **$16,438** | $15,139 |

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The decrease in the long-term debt interest relates to lower interest costs due to the lower foreign exchange on the U.S. denominated debt interest. The increase in other interest relates to bank indebtedness related to the acquisition of Acier Leroux.

## Coverage Ratio

Russel Metals' interest coverage ratio for 2003 continued to be strong. The Company's ability to meet interest payments for the next two years remains strong. The coverage ratios, set forth below are calculated using earnings from continuing operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring costs and foreign exchange gain (loss).



**EBITDA to Interest**
**Three Months Ended September 30**
**Times**

| *(in thousands of dollars, except ratios)* | Quarters Ended September 30, | | Twelve Months Ended September 30, | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| EBITDA, as adjusted | **$21,537** | $25,599 | **$72,244** | $78,455 |
| Interest expense | **6,463** | 5,069 | **21,623** | 20,158 |
| Coverage ratio | **3.3x** | 5.1x | **3.3x** | 3.9x |

EBITDA and coverage ratios are provided to assist readers in determining the ability of Russel Metals to generate cash from operations to cover its financial charges, income taxes and items not considered to be in the ordinary course of business.

## Accounting Policies and Estimates

### a)      Change in Accounting Policies

The Canadian Institute of Chartered Accountants issued two Emerging Issues Committee Abstracts that impact Russel Metals in the third quarter of 2003. E1C-134 Accounting for Severance and Termination Benefits and E1C-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) apply to events occurring after March 31, 2003. Russel Metals has applied these abstracts to the restructuring steps taken subsequent to the Acier Leroux acquisition.

Effective with the Acier Leroux acquisition, the Company adopted the new Canadian accounting standard for the disposal of long-lived assets and discontinued operations. This standard has been applied to the U.S. operations of Acier Leroux.

### b)      Other

The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, fixed asset useful lives, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value. Inventory reserves or write-downs are recorded if required.

The Company continues to use the intrinsic value-based method for stock-based compensation. If the Company had adopted the fair value-based accounting method effective January 1, 2002 and expensed stock options issued in 2002 and 2003 the amount expensed would have been $91,000 for the third quarter of 2003 and $266,000 for the nine months ended September 30, 2003, which both represent less than $0.01 per share. A change in the Company's policy to the fair value-based accounting method would not be material.

*Capital Expenditures*

Capital expenditures in the nine months ended September 30, 2003 were $20.0 million compared to $8.9 million in the nine months ended September 30, 2002. Russel Metals' normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems. During the nine months ended September 30, 2003, the Company expended $11.9 million on the relocation of B&T Steel mainly related to deposits on new machinery and equipment, construction of the building and the land. The total expenditure is projected to be below the budgeted $29 million.

Depreciation expense was $10.6 million in the nine months ended September 30, 2003 and $10.5 million in the nine months ended September 30, 2002.

*Liquidity*

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced in an economic downturn. As anticipated, since year end the Company reduced the seasonal year-end inventory bulge significantly. Inventory has been reduced $87.0 million since year-end. It is anticipated that when the economy improves the working capital employed by Russel Metals will be increased to support the incremental revenues.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations. Assets purchased as part of the Acier Leroux acquisition are also shown separately based on balances at the date of the transaction.

On July 3, 2003, the Company acquired 99.52% of the outstanding Class A shares, 97.53% of the outstanding Class B shares, 86.61% of the outstanding 8% unsecured convertible debentures and 87.2% of the outstanding 7.25% unsecured convertible debentures of Acier Leroux inc. The Company issued 3,546,874 common shares of Russel Metals and paid cash pursuant to the offers. In August 2003, the Company acquired the remaining Class A and B shares and redeemed the remaining debentures.

The total consideration for the Acier Leroux acquisition including shares issued, cash paid and debt assumed was $197.8 million. This amount includes transaction costs. The total cash paid and debt assumed as a result of the acquisition was $177.8 million. At September 30, 2003, the Company had reduced its bank indebtedness, net of cash, since the acquisition of Acier Leroux to $120.7 million. The Company had a net cash position, cash less bank indebtedness, of $3.9 million at December 31, 2002.

During the quarter ended September 30, 2003, cash generated from operating profits was $12.3 million and from changes in working capital was $37.1 million. For the nine months ended September 30, 2003, cash generated from operating profits was $27.1 million and from changes in working capital was $49.0 million.

Reductions in inventory levels generated cash of $87.0 million since December 31, 2002. Inventory turns for the third quarter of 2003 remained consistent with the first half of 2003 as inventory levels were reduced in line with revenue levels.

*Inventory Turns*

| | Quarters Ended, | | | | |
|---|---|---|---|---|---|
| | Sep 30, 2003 | Jun 30, 2003 | Mar 31, 2003 | Dec 31, 2002 | Sep 30, 2002 |
| Service center distribution | 4.3 | 4.5 | 4.4 | 4.2 | 4.2 |
| Energy sector distribution | 4.1 | 3.9 | 4.2 | 3.4 | 3.9 |
| Steel import/export | 5.1 | 4.0 | 4.2 | 2.7 | 4.6 |
| Total | 4.3 | 4.2 | 4.3 | 3.5 | 4.2 |

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Service center inventory turns declined slightly due to the inventory levels at the Acier Leroux operations. The inventory turns for the Russel Metals operations, excluding Acier Leroux improved to 4.8 due to inventory reductions in the quarter. The Acier Leroux operations historically had inventory turns closer to the industry average. Russel Metals management is actively reducing the inventory levels. Inventory at Acier Leroux branches has been reduced $6.9 million in the nine weeks since the acquisition. Russel Metals' service center inventory turns can be compared with the service center industry turns estimated to be 3.8 for the three months ended August 31, 2003 as derived from the monthly Metals Activity Report published for the United States by the Metals Service Center Institute. It is management's goal to achieve service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which decreased compared to December 31, 2002, utilizing cash of $20.7 million for the nine months ended September 30, 2003. Payables decreased mainly due to lower trade payables in the import/export and service center operations, excluding Acier Leroux, caused by lower inventory purchases.

During the third quarter of 2003, the Company utilized cash of $9.6 million on capital expenditures and $3.5 million on common and preferred share dividends. During the nine months ended September 30, 2003, the Company utilized cash of $20.0 million on capital expenditures and $9.9 million on common and preferred share dividends.

For several years, the Company's cash flow has been positively impacted by its ability to utilize income tax losses. In 2003, the Company is required to make payments related to 2002 as well as installments for 2003. The Company made income tax payments of $6.9 million in the first nine months of 2003.

The Company will be relocating its B&T Steel operation in Hamilton, Ontario during the fourth quarter of 2003. The Company anticipates spending less than the budgeted $29 million for land, building, machinery and equipment for the new location. These commitments resulted in payments of $6.3 million in the third quarter of 2003 and $11.9 million for the nine months ended September 30, 2003.

### *Debt and Credit Facilities*

The Company manages its cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.



*Bank Credit Facilities*

| ($ millions) | Acier Leroux Facility | Russel Metals Facility | U.S. Subsidiary Facility | Total |
|---|---|---|---|---|
| Bank loans | $ 8.5 | $ 135.3 | $ - | $ 143.8 |
| On deposit | - | 18.6 | 4.5 | 23.1 |
| Net borrowings (cash) | 8.5 | 116.7 | (4.5) | 120.7 |
| Letters of credit | 0.5 | 18.4 | 7.4 | 26.3 |
| | $ 9.0 | $ 135.1 | $ 2.9 | $ 147.0 |
| Facility availability | $ 38.8 | $ 215.0 | $ 47.3 | $ 301.1 |

The Company has two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding at September 30, 2003 was US $115.6 million, unchanged from December 31, 2002. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate. At September 30, 2003, the long-term debt balance was $186.1 million.

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional period up to five years, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At September 30, 2003, Russel Metals was entitled to borrow $215.0 million, including letters of credit under this facility. At September 30, 2003, Russel Metals had $135.3 million of borrowings and had $18.4 million in letters of credit under this facility. At September 30, 2002, Russel Metals had no borrowings and $8.3 million in letters of credit under this facility.

At September 30, 2003, the Company had borrowings of $8.5 million under the Acier Leroux facility. Subsequent to September 30, 2003, this amount was repaid and the facility cancelled at the Company's request. The addition of the Acier Leroux accounts receivable and inventory as security under the Russel Metals facility would allow Russel Metals to have $253.8 million borrowings under its facility based on accounts receivable and inventory levels at September 30, 2003.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At September 30, 2003, these subsidiaries had no borrowings and letters of credit of US $5.5 million. At September 30, 2002, these subsidiaries had borrowings of US $5.6 million and letters of credit of US $1.9 million.

Based on Russel Metals' current financial position, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

### *Dividends and Share Capital*

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. During the third quarter of 2003, the Company paid a common share dividend of $0.07 per share resulting in a payment of $2.9 million in the quarter. The acquisition of Acier Leroux in July 2003 resulted in the issuance of 3,546,874 common shares of Russel Metals, which added $20.0 million to the amount available for restricted payments. At September 30, 2003, the Company had $27.5 million available for restricted payments such as the common share dividend.

A quarterly dividend on common shares of $0.08 per share was declared in the fourth quarter, an increase of $0.01 per share from previous dividend levels. The dividend is payable December 15, 2003 and the record date is November 6, 2003.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses. In addition to adjustments due to net income, the ability to make restricted payments is enhanced by the proceeds on the issuance of share capital.

As at October 23, 2003, the Company has 41,790,975 common shares and 1,200,000 class II preferred shares outstanding.

*Vision and Strategy*

The metals distribution business is a segment of a mature, cyclical industry – steel. The use of distributors by both manufacturers and end users of steel continues to grow. This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors. As the distribution segment's share of steel industry shipments continues to grow, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle. In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress. In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates more stable returns on net assets over the course of the cycle. Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted. Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. The Company focuses on investment opportunities in businesses that have dominant market niches or provide mass to existing Russel Metals operations. On July 3, 2003, the Company successfully completed the Acier Leroux acquisition. The Company believed it required stronger market positions in Quebec and Ontario and believes the Acier Leroux acquisition provides the market presence desired in Quebec.

In the energy and import/export segments all of the companies in the Russel Metals group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand alone operations or complements to existing operations.

In the future, the length of the steel-based economic cycle will continue to shorten and a management structure that allows the fastest reaction to the changes will be the most successful. The Company will continue to invest in business systems to enable faster reaction times to changing business conditions. In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

*Outlook*

The improved results in the third quarter compared with the previous two quarters resulted from the acquisition of Acier Leroux, more stable steel pricing and the seasonal pickup in the energy sector.

Current indications are that we anticipate continued improvement in all three sectors of our business in the fourth quarter. An ongoing concern, especially in our service center operations, has been the strengthening of the Canadian dollar against the U.S. dollar, which has appreciated over 20% since January 1, 2003; however, to-date we have been able to maintain our margins and our revenue. The main concern is what impact this will have on our customers' businesses.

The continued integration of Russel Metals and Acier Leroux which commenced in the third quarter is expected to generate higher profits and further reductions in working capital employed. The rationalization of Russel Metals and Acier Leroux is on schedule to be substantially completed by early 2004.

The short-term borrowing position of $120.7 million at September 30, 2003 was slightly better than management's expectations at the beginning of the quarter. This reduction in borrowings will continue for the fourth quarter with short-term borrowings expected to be approximately $100 million by year-end.